Sub-Item 77C: Submission of matters to a vote of security holders - Shelton International Select Equity Fund

A Special Meeting of Shareholders (the "Meeting") of the Shelton
International Select Equity Fund (the "Fund") was held on July
14, 2017 for the following purposes:

To approve the agreement and plan of reorganization ("Agreement and Plan of Reorganization") providing for the transfer of all of the assets of the Fund to, and the assumption of all of the liabilities of the Fund by SCM Trust, which shall assign such assets and liabilities to the Acquiring Shelton International Select Equity Fund, a newly created series of SCM Trust, in exchange for shares of the Acquiring Shelton International Select Equity Fund to be distributed pro rata by the Fund to its shareholders upon the Fund's liquidation.
To approve an advisory agreement between the Fund and Shelton Capital Management, ("Advisory Agreement").
All Fund shareholders of record at the close of business on May 25, 2017 were entitled to attend or submit proxies. As of the record date, the Fund had 2,361,435.950 shares outstanding. At the meeting, shareholders approved the Agreement and Plan of Reorganization and the Advisory Agreement. The results of the voting for the proposals were as follows:

Approval of Agreement and Plan of Reorganization:

For Votes    Against Votes   Abstained Votes   Broker Non-Votes
1,062,162    242             1,427             133,243

Approval of Advisory Agreement:

For Votes    Against Votes     Abstained Votes   Broker Non-Votes
1,062,162    242               1,427             133,243